April 5, 2005
Mail Stop 0408

By U.S. Mail and facsimile to 404-962-6658
Gregory F. Patton
Northside Bancshares, Inc.
7441 Adairsville Highway
Adairsville, Georgia 30103

Re:	Northside Bancshares, Inc.
	Form SB-2 filed March 17, 2005
	File No. 333-123386

Dear Mr. Patton:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide copies of marketing material.

Summary - page 1
2. Please add a section entitled "Benefits of the Offering to Organizers and Management" disclosing and quantifying the stock option plan, warrants, employment and change in control agreements and any other benefits the organizers and management will receive. Disclose how the stock option plan will impact compensation expense and dilute the ownership interests of purchasers in this offering.

Philosophy and Strategy - page 27
3. Clarify the uncertainty involved in achieving the results you intend.

Lending Services - page 28
4. We note you anticipate a loan portfolio consisting of 15% residential real estate loans and the remaining 85% of your loans to carry greater risk. Clarify that the loan portfolio you project contains more risk than a portfolio emphasizing residential real estate loans.

Credit Risks - page 29
5. Clarify how "new job creation trends" are a risk to loan repayments.
6. Disclose the risks of all your loan types, including residential real estate, commercial and consumer loans.
7. Expand the disclosure of the risks associated with construction loans.

Financial Statements
8. Please revise the notes to the financial statements to disclose the fiscal reporting period the company has elected, clarifying the basis for audited financial statements as of January 31, 2005.

Note 5.  Commitments and Related Party Transactions - page F-9
9. Please revise here and in the front of the document as applicable to disclose the value that will be ascribed to the 95,000 shares that will be issued to a related party for land. Clarify how you considered the requirements of APB 29. Disclose whether or not an appraisal was obtained for the land, which would appear to have a more readily determinable market value than your previously unissued shares. If an appraisal was not obtained, disclose why. Also, disclose the assumptions used by the Company in its analysis and resulting determination that this transaction is fair to all parties.


*  *  *  *  *  *  *  *
Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact at Rebekah Moore 202-842-5482 or Paul Cline at
202-942-1772 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-942-1892 or me at 202-942-2889 with any other questions.


      Sincerely,



							William Friar
						Senior Financial Analyst





      cc:	Thomas O. Powell, Esq.
      Troutman Sanders LLP
      600 Peachtree Street, N.E., Suite 5200
      Atlanta, GA  30308-3294